                           [MERRILL LYNCH LETTERHEAD]
                           --------------------------

                                                June 24, 2005

VIA EDGAR AND FACSIMILE
-----------------------
Securities and Exchange Commission
Division of Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. Max A. Webb

         Re: TBS International Limited
             Form S-1 Registration Statement
             Commission File No. 333-123157

Ladies and Gentlemen:

         Pursuant to Rule 461 of the General Rules and Regulations of the
Securities and Exchange Commission (the "Commission"), promulgated under the
Securities Act of 1933, as amended, Merrill Lynch, Pierce, Fenner & Smith
Incorporated, as representative of the underwriters in connection with the offering referred to in the registration statement on Form S-1, File No.
333-123157 (the "Registration Statement") of TBS International Limited, a
Bermuda company (the "Company"), hereby respectfully requests that the effective date of the Registration Statement be accelerated so that it may be effective on
June 24, 2005 at 12:00 p.m. Eastern Daylight Time, or as soon thereafter as is practicable. The underwriters' compensation and other arrangements have been reviewed by the National Association of Securities Dealers, Inc. and it is
anticipated that a conditional "no objection" letter will be issued. We are aware of our obligations under the Act as underwriters for the offering.

         Pursuant to Rule 460 under the Securities Act of 1933, as amended, in connection with the above-captioned Registration Statement we wish to advise that between June 7, 2005 and June 20, 2005, 9,069 copies of the Preliminary
Prospectus dated June 7, 2005 were distributed as follows:

               2,515                      Underwriters and Dealers
               1,488                      Institutional Investors
               5,066                      Individuals

         (Copies not distributed remain in inventory.)

         We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of
1934.

Securities and Exchange Commission
June 24, 2005

         If you have any comments or questions regarding the foregoing or have need for any further information, please contact Robert E. Lustrin of Seward &
Kissel LLP at (212) 574-1420. Your prompt review and response would be gratefully appreciated.

                                                  Very truly yours,

                                                  /s/ Michael Masterson
                                                  -----------------------------
                                                  Michael Masterson
                                                  Vice President